

January 17, 2014

Jeffrey A. Agosta
Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

      Re: Devon Energy Corporation
                 Form 10-K for Fiscal Year Ended
                 December 31, 2012
                 Filed February 21, 2013
                 Response letter dated December 26, 2013
                 File No. 001-32318

Dear Mr. Agosta:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2012 Results, page 23

1.   We note your response to comment 4 in our letter dated December 11, 2013. Please revise to present a reserve replacement measure based on all causal factors resulting in changes to your proved reserves alongside the reserve replacement measure currently presented on page 24 of your Form 10-K.

Non-GAAP Measures, page 43

2.   Your response to comment 6 in our letter dated December 11, 2013 does not appear to state whether you consider the non-GAAP measure "Adjusted Cash Flow" to be a performance measure or a liquidity measure. If you consider "Adjusted Cash Flow" to be a performance measure, please tell us why earnings from continuing operations is not

deemed to be the most directly comparable GAAP-basis measure. If you consider "Adjusted Cash Flow" to be a liquidity measure, please revise to comply with the guidance per Item 10(e)(1)(ii)(A) of Regulation S-K.

3.   Based on your response to comment 7 in our letter dated December 11, 2013, it appears that the adjustment captioned "income tax accrual adjustment" could be revised to better indicate its nature. Please revise to provide a more descriptive caption for this line item.

Notes to Consolidated Financial Statements

Note 6 – Income Taxes, page 66

4.   We note your response to comments 9 and 10 in our letter dated December 11, 2013. Please revise your disclosure of critical accounting estimates regarding income taxes to specifically address unremitted foreign earnings deemed to be indefinitely reinvested. Your revised disclosure should include a discussion of the uncertainties associated with unrecognized deferred tax liabilities related to foreign earnings that are deemed to be indefinitely reinvested and a description of the types of events that would enable management to calculate the amount of the unrecognized deferred tax liability. For additional guidance, refer to section V of SEC Release No. 33-8350.

Note 22 – Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Standardized Measure, page 97

5.   Your response to comment 12 in our letter dated December 11, 2013 indicates that certain production costs are excluded from the present value of estimated future net revenues used to compute the full cost ceiling because they are not property-level expenditures. Please provide us with additional information describing the nature of these costs and explain your application of Rule 4-10(c)(4)(i)(A) of Regulation S-X regarding the treatment of estimated future expenditures to be incurred in developing and producing proved reserves in calculating the limitation on capitalized costs. As part of your response, please tell us more about your determination that these costs are deemed to be directly identifiable to production activities only for purposes of calculating the standardized measure of discounted future net cash flows.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief